Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CBIZ, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of CBIZ, Inc. of our reports dated March 15, 2007, with respect to the consolidated balance sheets as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of CBIZ, Inc. filed March 16, 2007.
Our reports refer to a change in methods for accounting for stock-based compensation and quantifying errors effective January 1, 2006.
/s/ KPMG LLP

August 16, 2007
Cleveland, Ohio